Exhibit 99.2

Press release

WiLAN Acquires Patents from an Industry Leading Memory Company

OTTAWA, Canada – July 8, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that one of its subsidiaries has entered into an agreement with a global leader in non-volatile memory to acquire a portfolio of related patents used widely in electronic devices. Ownership of the patents has been transferred to a WiLAN subsidiary, which now has the exclusive right to license the acquired patents.

“We are very excited to have entered into an agreement with a global leader in non-volatile memory. We believe this portfolio contains many valuable patents covering various aspects of non-volatile memory and are optimistic that licensing this acquired portfolio will become an important contributor to the growth of our business,” said Jim Skippen, President & CEO. “An increasing number of technology companies are selecting WiLAN as their licensing partner. We will continue to grow our base of future revenues by adding patent portfolios in new technology areas and markets.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to acquire” we believe”, “are optimistic”, “will become an important contributor”, “we will continue to grow”, “by adding patent portfolios” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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